SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33434

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

March 29, 2019

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of March 2019. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail.

Hearing requests should be received by the SEC by 5:30 p.m. on April 23, 2019, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Branch Chief, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Columbia Funds Master Investment Trust, LLC [File No. 811-09347]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 13, 2013, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $8,750 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 20, 2018, and amended on March 26, 2019.

Applicant's Address: 225 Franklin Street, Boston, Massachusetts 02110.

Columbia Funds Variable Insurance Trust I [File No. 811-08481]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Columbia Variable Portfolio – Select International Equity Fund, Columbia Variable Portfolio – Large Cap Growth Fund, and Variable Portfolio – Loomis Sayles Growth Fund, each a series of Columbia Funds Variable Series Trust II, and on April 29, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $408,738 incurred in connection with the reorganization were paid by the applicant and applicant's investment adviser.

Filing Dates: The application was filed on December 20, 2018.

Applicant's Address: 225 Franklin Street, Boston, Massachusetts 02110.

Cushing American Renaissance Fund [File No. 811-22813]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on December 14, 2018.

Applicant's Address: 8117 Preston Road, Suite 440, Dallas, Texas 75225.

Horizons ETF Trust I [File No. 811-22732]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Global X DAX Germany ETF, Global X NASDAQ 100 Covered Call ETF, and Global X S&P 500 Covered Call EFT, each a series of Global X Funds, and on December 24, 2018, made a final distribution to its shareholders based on net asset value. Expenses of approximately $385,253 incurred in connection with the reorganization were paid by the acquiring fund's investment adviser.

Filing Dates: The application was filed on February 6, 2019.

Applicant's Address: 625 Madison Avenue, 3rd Floor, New York, New York 10022.

Oppenheimer Global Real Estate Fund [File No. 811-22771]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On August 27, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $18,521 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 28, 2018, and amended on March 18, 2019.

Applicant's Address: 6803 South Tucson Way, Centennial, Colorado 80112.

Seligman TargetHorizon ETF Portfolios, Inc. [File No. 811-21788]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 30, 2010, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $28,750 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 20, 2018, and amended on March 26, 2019.

Applicant's Address: 225 Franklin Street, Boston, Massachusetts 02110.

Seligman Value Fund Series, Inc. [File No. 811-08031]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Columbia Select Large-Cap Value Fund and Columbia Select Smaller-Cap Value Fund, each a series of Columbia Funds Series Trust II, and on March 7, 2011, made a final distribution to its shareholders based on net asset value. Expenses of $39,288 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 20, 2018.

Applicant's Address: 225 Franklin Street, Boston, Massachusetts 02110.

T. Rowe Price California Tax-Free Income Trust [File No. 811-04525]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to T. Rowe Price State Tax-Free Funds, Inc. and, on October 30, 2017, made a final distribution to its shareholders based on net asset value. Expenses of $33,892.24 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on September 26, 2018, and amended on December 18, 2018 and December 20, 2018.

Applicant's Address: 100 East Pratt Street, Baltimore, Maryland 21202.

VanEck Coastland Online Finance Term Fund [File No. 811-23077]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

<u>Filing Dates</u>: The application was filed on December 19, 2018, and amended on March 21, 2019.

<u>Applicant's Address</u>: 666 Third Avenue, 9th Floor, New York, New York 10017.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Deputy Secretary